NEWS RELEASE

Celevoke, Inc., a Current Technology Operating Company, Updates Mexico

VANCOUVER, British Columbia and NEW YORK, NY – March 12, 2008 – Current Technology Corporation (OTCBB: CRTCF) and MSGI Security Solutions Inc. (OTCBB: MSGI) today announced Current Technology’s 51% owned subsidiary Celevoke, Inc. (“Celevoke”), during the past 60 days, has sold 400 Telematics units to its distributor in Mexico for installation in vehicles financed or leased by its customer General Electric Capital. “We have been working with GE in Mexico since last November,” states distributor Javier Orozco Desentis CEO of Latino Americana De Desarrollos “and we believe this one customer will purchase over 5,000 units during the next 12 months. Importantly, we are also working with a number of other prospective customers in Mexico which have similar potential.”

Chuck Allen, CEO of Celevoke commented, “Our recent progress in Mexico is indicative of the status of many of our initiatives in the United States and other countries. Our focus is activating channels of distribution with the potential to move tens of thousands of units per year. We are in the process of completing the test phase with 6-8 such entities, and are starting to deliver product to our distributors as they begin to fill their pipelines. We shall report on these activities as they unfold over the coming weeks and months.”

Current Technology CEO Robert Kramer said, “The market for Telematics has reached the tipping point, and I believe Celevoke’s proprietary technology will rapidly become the standard by which all such systems are measured. Further, I believe we have reached the point where the results of our considerable efforts will soon be reflected in top and bottom line results.”

About Celevoke

Celevoke is poised to become a market leader in the projected $38.3 billion (by 2011) global market for Telematics (according to ABI Research), which is the integrated use of telecommunications and informatics. More specifically, it is the science of sending, receiving and storing information wirelessly via telecommunication devices. Celevoke has integrated Telematics and Global Positioning Systems (GPS) with sensing technology. This proprietary suite of hardware and software products enables users to remotely monitor, track, control and protect a wide variety of asset classes. Examples include people, automobiles and trucks, shipping containers and covert vehicles used for law enforcement and intelligence gathering in a global marketplace. In 2005, Celevoke acquired the assets of San Francisco based Televoke, Inc.; a telematics pioneer backed by Softbank Venture Capital, Cardinal Venture Capital, W.I. Harper Group and others, representing more than $15 million in funding. These assets provided the foundation for Celevoke’s development of patented technology utilized today by Celevoke’s many clients.

The news release contains forward-looking statements concerning the Company’s business operations, and financial performance and condition. When used in the news release the words “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project,” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such words. These forward-looking statements are based on current expectations and are naturally subject to uncertainty and changes in circumstances that may cause actual results to differ materially from those expressed or implied by such forward-looking statements. Factors that may cause such differences include but are not limited to technological change, regulatory change, the general health of the economy and competitive factors. Many of these factors are beyond the Company’s control; therefore, future events may vary substantially from what the Company currently foresees. You should not place undue reliance on such forward-looking statements.

Contact:

CORPORATE:

Current Technology Corporation

Robert Kramer, 1-800-661-4247

or

MSGI Security Solutions

Jeremy Barbera, 1-917-339-7134

or

INVESTOR RELATIONS:

Polestar Communications

Richard Hannon, 1-866-858-4100

or

PiedmontIR, LLC

R. Keith Fetter, 678-455-6049